

Mail Stop 4631

July 30, 2009

Mr. David A. Owen
Sr. VP, CFO and Secretary, Wolverine Tube, Inc
200 Clinton Avenue West, Suite 1000
Huntsville, AL 35801

       RE: **Form 8-K Item 4.01 filed July 27, 2009**
               File No. 1-12164

Dear Mr. Owen:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   We note your disclosure that you have provided KPMG with a copy of the disclosures included in your 8-K and you have requested that they furnish a letter addressed to the SEC stating whether or not they agree with such statements. Please amend your filing to include this Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your Form 8-K

2.   We note that the decision to retain Crowe as your independent registered public accounting firm was made by your Audit Committee on an undisclosed date. Please amend your filings to include the date which this decision was made.

3.   We note that the last periodic filing that you filed was your Form 10-K/A for the fiscal year ended December 31, 2008. We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of Form 10-K and Form 10-Q. We note that a Form 12b-25 was filed to indicate that your Form 10-Q for the period ended March 31, 2009 would be filed late. Please tell us when you plan to file your delinquent periodic report.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant